Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces
Settlement of Dispute with Construction Contractor

Singapore, December 17, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announces an update on the dispute between OPC Hadera Ltd. (“OPC-Hadera”) (an 80%-owned subsidiary of OPC) and OPC-Hadera’s construction contractor (“Contractor”) and related arbitration proceedings.

OPC today announced that a settlement agreement has been signed with the Contractor on December 14, 2023, which provides for a settlement of the parties' claims and termination of related arbitration proceedings, and compensation payable by the Contractor to OPC-Hadera of approximately $21 million. The net compensation payable to OPC-Hadera is approximately $7 million after offset of amounts payable by OPC-Hadera to the Contractor. Subject to payment of compensation by the Contractor, the Contractor’s guarantees will be released, and the Contractor will be entitled to a final acceptance certificate.

OPC also announced that it expects the compensation payable by the Contractor to impact OPC’s results for the fourth quarter of 2023; among other things, OPC expects the compensation to positively impact OPC’s EBITDA1 by approximately NIS 44 million (approximately $12 million), positively impact net profit by approximately NIS 34 million (approximately $9 million), and to have an impact on OPC’s balance sheet.

Forward Looking Statements

This Report on Form 6-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s settlement of the dispute with the construction contractor, including the terms of the settlement and the expected impact on OPC’s financial results and other non-historical statements. These statements are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements, including risks relating to actual impact of the settlement on OPC’s Q4 2023 results, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 OPC’s EBITDA is a non-IFRS measure.  For a definition of OPC’s EBITDA and the method employed to calculate it, see Section 4B to the Report of the Board of Directors included as Exhibit 99.1 to Kenon’s report on Form 6-K dated November 16, 2023.  Due to the forward-looking nature of expected impact on OPC’s EBITDA, a quantitative reconciliation to the most directly comparable forward-looking IFRS measure cannot be calculated without unreasonable effort.  No duty to update such expected impact on OPC’s Q4 2023 results is undertaken, except as required by law